99.4 Guidelines for Corporate Governance

SILVER HILL MINES, INC.

GUIDELINES FOR CORPORATE GOVERNANCE

The Directors of Silver Hill Mines, Inc. (the “Corporation”) are expected to promote the best interests of the shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law and regulations, and maintenance of accounting, financial or other controls. The Board’s responsibilities include:

• Evaluating and monitoring the Corporation’s performance.

• Succession planning for the Chairman of the Board, the CEO, and the executive officers of the Corporation, as from time-to-time deemed appropriate.

• Setting the policies and principles for CEO selection and selecting the CEO.

• Providing advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual Director’s contacts with the CEO and other members of management.

• Setting the policies and principles for executive officer performance and assessing the performance of each executive officer at least annually. The assessment will be used by the Compensation Committee in the course of its deliberations when considering compensation of the executive officers, taking into consideration the CEO’s recommendations with respect to the other executive officers.

• Review and, where appropriate, approve fundamental operating, financial and other corporate strategies, as well as major plans and initiatives.

• Review structure and operation of the Board, including an annual self-evaluation of the Board’s performance.

• Selection and retention of Directors.

• Adopting policies to help assure accurate and timely information and appropriate reporting systems that will allow management and the Board to reach informed judgments about both the Corporation’s compliance with the law and business performance.

• Adopting a code of ethical conduct applicable to officers and employees of the Corporation. Officers shall be accountable to the Board for adherence to the code, and waivers for any officers must be approved by the Board.

• Delegating to management the day-to-day operation of the Corporation’s business by establishing and revising guidelines for the Board’s approval of expenditures or other corporate actions, and periodically reviewing these with management.

• Accessibility to employees and shareholders for confidential communications on matters concerning the Corporation’s business.

I. Board Composition

A. Number. The number of directors shall be set in the Corporation’s by-laws, but in no event should exceed a number that can function efficiently as a body.

B. Term. Board members are elected to hold office for a term of three years. The Board does not believe it should establish term limits. Instead, the Board believes that the annual assessment of the Board’s performance provides an opportunity to review each director’s continuation on the Board and desire to remain a member.

C. Independent Directors. Presently, the Company is classified by the Securities and Exchange Commission as a “Smaller Reporting Company”. When the Company is no longer classified as a Smaller Reporting Company, independent directors must comprise a majority of the Corporation’s Board.

D. Limit on Board Positions. A director shall not sit on the board of more than three other publicly-held companies unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Corporation’s Board.

Ii. Director Responsibilities

A. Attendance at Board Meetings. Board members are expected to attend all Board meetings and all meetings of committees on which they serve. The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting. However, the Board expects that each director will make every possible effort to keep such absences to a minimum. Although attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.

B. Review of Materials. Board members should review in advance all board materials distributed for a meeting.

C. Conflict of Interest. If an actual or potential conflict of interest develops because of a change in the business operations of the Corporation, or in a director’s circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation. A significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

Iii. Director Qualifications

A. Selection of Board Members. The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders. The Nomination and Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.

B. Selection Criteria. The Nomination and Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given point in time and shall periodically review and update the criteria as deemed necessary.

C. Determination of Independence. In determining whether a director is independent, there shall be no fixed criteria or bright line rules. The Board believes that true independence is measured by subjective and objective factors taking into account the totality of the circumstances. In addition, the following guidelines will apply to the determination of independence:

1. A director must have no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships (among others). The determination that a relationship by a director with the Corporation is not material must be affirmatively made by the Board each year.

2. A director who is an employee or immediate family member of an executive officer, of the Corporation shall not be considered independent until at least three years after the end of such employment relationship.

3. A director shall not be considered independent where (A) the director or an immediate family member is a current partner of a firm that is the Corporation's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time.

4. A director who is employed, or whose immediate family member is employed, as an executive officer of any company whose compensation committee includes an officer of the Corporation shall not be considered independent until at least three years after their employment terminates.

5. A director who receives, or whose immediate family member receives, in direct compensation from the Corporation, other than director and committee fees and pension or other deferred forms of compensation for prior service (provided such compensation is not contingent in any way on continued service) more than the maximum amount permitted by either the NASDAQ listing agreement or any law or regulation applicable to independent directors, shall not be considered independent until the passage of such period as is provided in the NASDAQ listing agreement or other applicable law or regulation.

6. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, shall not be considered independent until at least three years after falling below such threshold.

7. Ownership of stock in the Corporation or affiliation with a substantial shareholder or group holding substantial shares is not in and of itself a basis for a director to be considered as not independent, but is one factor to be considered.

D. Continuing Education. While the Board does not believe there should be a formal process for continuing education, it does recognize the importance that all directors need to remain current on the operations and businesses of the Corporation and external factors that affect it such as changes in the law. Review of materials provided by management and professional advisors to the Corporation, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Corporation.

Iv. Operation Of The Board; Meetings

A. Regular Meetings. The Board shall have four regularly scheduled meetings per year. The meetings shall ordinarily take place in February, May, August, and November of each year. Special meetings are called as necessary.

B. Strategic Review. At least one Board meeting a year the Board will review long-term strategic plans, principal issues expected to face the Corporation in the future, and business plans.

C. Executive Sessions. The Board must convene regular executive sessions in which the independent directors meet without management, including the CEO. At least once a year the executive session without the CEO will be for the purpose of evaluating his performance and compensation. The Lead Director will chair the executive session.

D. Off-Site Meetings. Occasional Board trips are scheduled, if possible, in conjunction with a regular Board meeting, to offer directors the opportunity to visit sites and facilities at different operating locations.

E. Board and Committee Agendas. The Lead Director, the Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda. Each director is also free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Chair of each Committee shall establish the agenda for Committee meetings. Adequate time will be scheduled for completion of the matters placed on the agendas.

F. Board and Committee Materials. In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member. In addition, to the extent feasible or appropriate, information and data important to members’ understanding of the matters to be considered, including copies of presentation materials, background summaries, and proposed resolutions, will be distributed in advance of a meeting.

G. Attendance by Management. The CEO and the Chief Financial Officer will be present during Board meetings, except when there is a specific reason for them to be excluded. In addition, the Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at Board meetings and may include other officers and employees from time to time as appropriate in the circumstances.

H. Access to Information; Outside Advisors. The Board shall have free access to corporate information and to all officers, management, employees, and consultants of the Corporation upon request. The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities. The Corporation shall provide the funds necessary to pay for independent advisors retained by the Board.

V. Director Compensation

A. Fees. Each independent director will be paid a fee for his or her services as a director. The Lead Director and the chair of each Committee will also be paid a fee for his or her services. In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Corporation or other activities which require a substantial commitment of time or travel.

B. Sole Compensation. Directors’ fees shall be the sole compensation paid by the Corporation for each independent director of the Corporation, except that any director who is not a member of the Audit Committee may receive consulting fees in amounts permitted by the NASDAQ listing agreement for independence that allows them to remain independent, if applicable.

C. Determination of Fees. It is the policy of the Board that director fees be determined according to guidelines established by the Compensation Committee, which shall take into account what is customary in relation to companies comparable in size, line of business and level of director involvement. Directors fees shall be set by the Board on an annual basis, ordinarily at the annual directors meeting, based upon the recommendations of the Compensation Committee.

D. Equity Ownership. The Board believes directors should hold equity ownership in the Corporation, and that a portion of director fees should consist of Corporation equity in the form of stock grants or options. Although the Board does not believe it appropriate to specify the level of share ownership an individual director should hold, it is anticipated that each director will develop a meaningful position in the Corporation over time, depending on individual circumstances.

Vi. Board Committees

A. Standing Committees. The full Board considers all major decisions of the Corporation; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed and otherwise recommend action to the full Board. The Corporation shall have three standing committees: (a) Audit; (b) Compensation; and (c) Nomination and Governance.

B. Ad Hoc Committees. From time to time, the Board may designate ad hoc committees. Such committees shall have the authority and responsibilities delineated in the resolutions creating them.

C. Committee Size and Composition. Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors. Any director may attend a committee meeting on a non-voting basis, excluding executive sessions, CEO performance review by the Compensation Committee, and individual director performance reviews by the Nomination and Governance Committee.

D. Committee Appointments. Committee appointments to the standing committees shall be determined based upon the recommendations of the Nomination and Governance Committee. In making its recommendations to the Board, the Nomination and Governance Committee shall take into consideration the need for continuity; subject matter expertise; applicable SEC and NASDAQ requirements; tenure; and the interests of individual Board members.

E. Committee Charters. Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for assent. The adequacy of the charters of each standing committee will be reviewed at least annually.

F. Committee Reports. Reports on each Committee meeting will be made to full Board, together with any appropriate recommended action. Copies of each Committee’s minutes shall be made available to all directors.

G. Audit Committee. The following guidelines shall apply only to the Audit Committee:

1. The chair of the Audit Committee must have accounting or financial management experience.

2. At least one member of the Audit Committee must be determined by the Board to qualify as a “financial expert” as that term is defined in SEC rules.

3. Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. Although the Board does not believe there is a fixed definition or criteria in determining financial literacy, it shall generally be considered to mean the ability to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement.

4. An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Corporation’s Audit Committee.

H. Meetings. There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management and the independent auditors. Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.

J. Annual Assessment. Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter. The results of the review shall be communicated to the chair of the Nomination and Governance Committee and by him or her to the full Board.

Vii. Management Responsibilities

A. Periodic Reports. Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts’ reports and other information designed to keep the directors informed of the material aspects of the Corporation’s business, performance and prospects. Management shall also be responsive to requests for information from Board members.

B. Board Materials. Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.

C. Press Releases. All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

D. Corporation Spokesperson. The Board believes that management should speak for the Corporation. Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Corporation. If comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Corporation’s designated spokesperson. These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Corporation’s website. The Corporation’s website shall provide information on the website about how to contact the directors.

Approved by the Board of Directors of Silver Hill Mines, Inc. on April 29, 2008.